

Securities & Exchange Commission
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Corporate Communications / Investor Relations



SUPPL

Date	May 2, 2005
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed two press releases dated April 22 and May 2, 2005:

- **VNU CONFIRMS EUROPEAN COMMISSION INVESTIGATION OF CERTAIN ACNIELSEN OFFICES IN EUROPE**
- **2004 FINAL DIVIDEND**

With kind regards,
VNU bv

Rob de Meel
Senior Vice President

PROCESSED
MAY 2 0 2005
THOMSON FINANCIAL

VNU bv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands
Telephone +31 23 546 34 63 / Trade Register Chamber of Commerce Amsterdam 34034747

Press release

Date April 22, 2005

VNU CONFIRMS EUROPEAN COMMISSION INVESTIGATION OF CERTAIN ACNIELSEN OFFICES IN EUROPE

Haarlem, the Netherlands - VNU, a leading global information and media company, confirmed that in early March one of its offices and five of its subsidiary ACNielsen Company's offices in Europe were visited by officials of the European Commission, Directorate General for Competition with requests for information. Based on a complaint by ACNielsen competitor Information Resources, Inc. ("IRI"), the Commission sought documents concerning ACNielsen's contracting and pricing practices in Europe. VNU is cooperating fully with the Commission. VNU is confident that its practices fully comply with European law.
IRI's United States antitrust lawsuit against ACNielsen was dismissed in February 2005 for failure of proof by the United States District Court for the Southern District of New York.

VNU
VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).
VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands and New York, USA. The company employs 36,000 people.
Total revenues amounted to EUR 3.8 billion in 2004. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange.
For more information, please visit the VNU website at www.vnu.com

Press contacts	Koen van Zijl	telephone	+ 31 23 546 39 35
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00

1.1.001 02.99

Press release

Date May 2, 2005

2004 FINAL DIVIDEND

Haarlem, the Netherlands – VNU, a leading global information and media company, today announced that with respect to the 2004 final dividend payment, the number of common shares necessary to obtain one new share has been fixed at 51.

This number was decided on the basis of the average closing prices of common shares VNU, listed on Euronext Amsterdam, on April 28, April 29 and May 2, 2005. VNU's 2004 final dividend includes a choice between a cash dividend or a stock dividend in common shares.
The final cash dividend amounts to EUR 0.43 per common share.

VNU
VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).
VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands and New York, USA. The company employs 38,000 people.
Total revenues amounted to EUR 3.8 billion in 2004. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange.
For more information, please visit the VNU website at www.vnu.com

Press contacts	Koen van Zijl	telephone	+ 31 23 546 39 35
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com